UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated June 24, 2008

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: June 26, 2008		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated June 24, 2008

4

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:
Integrated Corporate Relations
Allison Malkin/Jane Thorn Leeson
(203) 682-8225/ (203) 682-8276

BIRKS & MAYORS REPORTS FULL YEAR AND FOURTH QUARTER FISCAL 2008 RESULTS

Company Introduces Fiscal 2009 Guidance

Montreal, Quebec. June 24, 2008- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 70 luxury jewelry stores across Canada, Florida and Georgia, reported results for the fourth quarter and fiscal year ended March 29, 2008 (“fiscal 2008”). The Company noted that fiscal 2008 represented a 52-week period and compares to a 53-week period in fiscal 2007 (with the additional week included in the first quarter).

Fiscal 2008 Highlights:

•	Net sales increased 7.0% to $314.7 million from $294.3 million in the prior year period;

•	Comparable store sales were flat, following a 4% increase in the prior year period;

•	Operating income totaled $11.3 million, or 3.6% of net sales, as compared to $20.4 million, or 6.9% of net sales in the prior year period;

•	Income before income taxes was $638,000, as compared to $10.3 million in the prior year period;

•	An income tax benefit of $9.8 million was recognized during the year compared to a $2.8 million income tax benefit in the prior year period; and

•	Net income was $10.4 million, or $0.89 per diluted share as compared to $13.1 million, or $1.11 per diluted share, in the prior year period.

Fourth Quarter Highlights:

•	Net sales increased 16.0% to $64.2 million from net sales of $55.4 million in the prior year period;

•	Comparable store sales increased 2% following a 3% increase in the prior year period;

•	Operating loss was $7.7 million, as compared to an operating loss of $2.4 million in the prior year period;

•	The loss before income taxes was $10.2 million, as compared to a loss before income taxes of $4.9 million in the prior year period;

•

An income tax benefit was recognized in the amount of $13.5 million, primarily related to the Company’s U.S. operations, as compared to an income tax benefit of $3.0 million recognized in the prior year period primarily related to the Company’s Canadian operations; and

•	Net income was $3.2 million, or $0.28 per diluted share. This compares to net loss of $1.9 million, or $0.17 per share in the prior year period.

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “We were disappointed with our fiscal 2008 results, which reflected the business realities associated with operating in a challenging economic environment, an abrupt decrease in consumer confidence and the resulting decreases in customer traffic in both our U.S. and Canadian regions. As a result, we reported flat comparable store sales with decreased operating results for Fiscal 2008. Nevertheless, the year included notable progress toward advancing our brand and retail store expansion goals. We intensified our Birks branded product offerings, opened two new Mayors locations and successfully integrated the acquisition of Brinkhaus adding a compelling retail brand with a strong heritage and significant market strength to our Company.”

Fiscal 2008 Results

Net sales for the 52-week fiscal 2008 period increased 7.0%, or $20.5 million, to $314.7 million, as compared to $294.3 million for the 53-week period ended March 31, 2007 with the extra week adding $4.3 million to fiscal 2007 net sales. Net sales growth during fiscal 2008 included $14.9 million of foreign currency translation adding to the sales of the Canadian operations when translating them into U.S. dollars. Comparable store sales for the year were flat with the prior year, following a 4% increase in fiscal 2007. Comparable store sales for fiscal 2008 were flat with the prior year in both the Company’s Canadian and U.S. markets. Net sales also included the results of the recently acquired Brinkhaus locations, which accounted for approximately $6.4 million in sales, and $3.4 million of additional sales associated with the opening of two new Mayors stores in the U.S.

Gross profit increased 2.9% to $146.5 million, or 46.5% of net sales, from $142.3 million, or 48.3% of net sales, in fiscal 2007. Gross profit margin declined by 180 basis points to 46.5% driven primarily by: (i) a shift in product mix toward timepieces in the U.S., which generate a lower margin than jewelry; (ii) a decrease in the retail prices of certain products sold in Canada to reduce price disparity with the U.S. market; and (iii) the acquisition of Brinkhaus which produces a lower product margin than the Company average, due to their sales being heavily weighted towards timepieces.

Selling, general and administrative expenses (“SG&A”) were $128.3 million increasing $12.8 million, or 11.1%, from $115.5 million in fiscal 2007. This $12.8 million increase was primarily driven by: (i) increased costs due to foreign currency translation at higher exchange rates of $6.2 million; (ii) $1.4 million in incremental costs associated with the acquisition of two Brinkhaus stores; (iii) $2.6 million in increased marketing expenses due to the Company’s increased investment in advertising and brand development; (iv) $1.3 million in costs associated with opening two new stores in the U.S.; and (v) $1.3 million of higher variable operating costs related to increased net sales.

An income tax benefit of $9.8 million was recognized during fiscal 2008 compared to $2.8 million for fiscal 2007. The $9.8 million income tax benefit is primarily related to the reversal of a valuation allowance on deferred tax assets associated with the Company’s U.S. operations due to the determination that these assets will more-likely-than-not be realized to offset future tax payments. The $2.8 million income tax benefit recognized during fiscal 2007 primarily resulted from the Company’s reduction of a valuation allowance on deferred tax assets related to its Canadian operations.

Net income was $10.4 million, or $0.89 per diluted share on 11,720,000 diluted shares outstanding, for fiscal 2008, as compared to net income of $13.1 million, or $1.11 per diluted share on 11,788,000 diluted shares outstanding, for fiscal 2007.

Inventory totaled $181.9 million at March 29, 2008, as compared to $158.8 million at March 31, 2007. The $23.1 million increase in inventory includes $9.4 million related to translating inventory from our Canadian operations to U.S. dollars using a higher exchange rate, $9.4 million of inventory related to the November 2007 acquisition of Brinkhaus and approximately $5.3 million of inventory for the two new Mayors stores opened this fiscal year. Comparable store inventory levels were even with the prior year.

Mr. Andruskevich concluded: “Our key strategies for fiscal 2009 are focused on improving profitability and increasing cash flow through efficient management of expenses and assets. Simultaneously, we will continue to develop our brands, provide a distinctive and innovative assortment of product offerings and strengthen our internal capabilities to design, manufacture and market higher margin products. Finally, we will employ innovative marketing programs to reach target consumers that we believe will be less impacted by the economic uncertainty that confront many of today’s consumers. We believe these strategies will serve us well in the near and long term.”

Guidance

The Company currently expects fiscal 2009 net sales to increase in the low single digit percentage range. Gross margins are projected to increase, albeit very modestly. Capital expenditures are projected between $6 and $8 million.

Notwithstanding the Company’s plans, the luxury retail market continues to be very competitive and could negatively impact our results. In addition, factors such as: rising interest rates, the general level of consumer confidence and resulting changes in consumer spending patterns, fluctuations in foreign exchange rates, tourism and mall traffic, the impact of changes in the real estate markets, (especially in the state of Florida), the equity markets, commodity prices and severe whether conditions may have an important influence on the realization of the Company’s sales, gross margin and net income plans for fiscal 2009. Actual results could differ materially from our projections.

Conference Call Information

A conference call to discuss fourth quarter and fiscal 2008 results is scheduled for today, June 24, 2008 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-877-407-0789 approximately ten minutes prior to the start of the call. All other international callers please dial 1-201-689-8562 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on July 1, 2008 and can be accessed by dialing 1-877-660-6853 and entering account number 3055 and conference ID number 286347.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of May 31, 2008, the Company operated 37 stores (Birks Brand) across most major metropolitan markets in Canada and 31 stores (Mayors Brand) across Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning strategies and the industry in which the Company operates, expectations for continued sales growth, improved profitability, increasing cash flow, success of the Company’s merchandising, marketing and retail initiatives, the ability of the Company to manage expenses and assets efficiently, provide brand and product innovation and design and manufacture the sale of higher margin products, continued growth in net income, earnings and improvement in gross margins, and the net sales, gross margins, capital expenditures, and earnings guidance for fiscal 2009. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to, rising interest rates, consumer confidence and the resulting changes in consumer spending patterns, the impact of hurricanes on our business in the U.S., tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets, the impact of fluctuations in foreign exchange rates, increases in commodity prices, the Company’s ability to achieve its growth plans for sales, gross margin and net income, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2007 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 29, 2008	Fiscal Year Ended March 31, 2007
Net sales	$314,745	$294,282
Cost of sales	168,270	152,002

Gross profit	146,475	142,280

Selling, general and administrative expenses	128,306	115,457
Depreciation and amortization	6,876	6,438

Total operating expenses	135,182	121,895

Operating income	11,293	20,385
Interest and other financial costs	10,655	10,078

Income before income taxes	638	10,307
Income tax benefit	(9,795)	(2,816)

Net income	$10,433	$13,123

Weighted average shares outstanding:
Basic	11,263	11,213
Diluted	11,720	11,788

Earnings per share:
Basic	$0.93	$1.17
Diluted	$0.89	$1.11

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	13 Weeks Ended March 29, 2008	13 Weeks Ended March 31, 2007
Net sales	$64,234	$55,370
Cost of sales	37,729	29,929

Gross profit	26,505	25,441

Selling, general and administrative expenses	32,423	26,330
Depreciation and amortization	1,762	1,470

Total operating expenses	34,185	27,800

Operating loss	(7,680)	(2,359)

Interest and other financial costs	2,547	2,531

Loss before income taxes	(10,227)	(4,890)
Income tax benefit	(13,475)	(2,971)

Net income (loss)	$3,248	$(1,919)

Weighted average shares outstanding:
Basic	11,277	11,225
Diluted	11,531	11,225

Net income (loss) per share:
Basic	$0.29	$(0.17)
Diluted	$0.28	$(0.17)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	March 29, 2008	March 31, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$3,170	$2,976
Accounts receivable	11,979	13,240
Inventories	181,925	158,784
Deferred income taxes	4,595	561
Other current assets	5,184	5,557

Total current assets	206,853	181,118

Property and equipment	39,575	34,964
Goodwill and other intangible assets	13,123	28,771
Deferred income taxes	31,424	6,536
Other assets	873	1,127

Total non-current assets	84,995	71,398

Total assets	$291,848	$252,516

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank indebtedness	$120,131	$109,187
Accounts payable	37,805	28,354
Accrued liabilities	9,611	11,921
Current portion of long-term debt	2,629	1,685

Total current liabilities	170,176	151,147

Long-term debt	24,669	16,217
Other long-term liabilities	4,131	3,655

Total long-term liabilities	28,800	19,872

Stockholders’ Equity:
Common stock	60,813	60,569
Additional paid-in capital	15,699	15,652
Retained earnings	16,610	6,177
Accumulated other comprehensive loss	(250)	(901)

Total stockholders’ equity	92,872	81,497

Total liabilities and stockholders’ equity	$291,848	$252,516